Mail Stop 3561

      December 9, 2005

Mr. David LaDuke, President
Sputnik, Inc.
650 Townsend Street, Suite 320
San Francisco, CA 94103

      Re:	Sputnik, Inc.
   Registration Statement on Form SB-2
      Amendment No. 2 filed November 7, 2005
		File No. 333-126158

Dear Mr. LaDuke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement - General

1. Please revise the format for future amendments to allow the pages to fit the EDGAR screen and make sure the pages fully print on the page.

Prospectus Cover

2. Indicate the dollar amount of offering costs and the proceeds to the company on a maximum and minimum basis. See Item
501(a)(9)(iv)
of Regulation S-B.

3. Include the information suggested by Item 501(a)(10) if applicable.


Risk Factors, page 7

4. The fifth risk factor should be revised to clarify that it is David LaDuke who has absolute voting control of this company and will continue to after the offering.

5. We note risk factor eight which describes the risk that the company may not be able to implement its business plan if the maximum amount is not raised. Please include a separate risk factor that specifically focuses on the risk to investors that investors will not have the right to receive their money back if the maximum is
	not raised since the company is not requiring a minimum amount to be escrowed.

Dilution, page 12

6. We have reviewed your response to comment 6 and your disclosure for the pro forma net tangible book value for 50% of the maximum offering and 100% of the maximum offering and it is does not appear that the pro forma net tangible book value of $319,579 and
$569,479
respectively has been updated for the September 30, 2005 balances. The net tangible book value at September 30, 2005 of $7,029 plus the proceeds of 50% and 100% of the offering does not appear to reconcile to the amounts disclosed. Please revise.

Use of Proceeds, page 11

7. We reissue our previous comment five. In the table, please describe in more detail the use of proceeds if less than half of the offering is raised. See Item 504 of Regulation S-B.

Plan of Distribution, page 13

8. Please disclose more detail regarding the manner in which these securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact. Will you utilize sales material in promoting the sale of the shares pursuant to this prospectus? If so, we remind you of the Section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. Supplementally, please confirm your understanding of this requirement and send us a copy of these materials for our review.

9. We reissue in part our previous comment seven. The representations specified in the subscription agreement requiring subscribers to represent that "Subscriber has can afford the entire loss of the purchase price hereto should there be such a loss" should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation.

10. In light of the above comment, please revise the statement in this section that "a subscription agreement, which will contain
....
representations as to the investor`s qualifications ... and his ability to ... bear the risk of an investment in Sputnik."

11. We note your reference to Section 15(g) of the Exchange Act.
Please include in the prospectus the names of any broker-dealers that will assist the company in selling its securities and the terms.

12. Please disclose whether your officers, directors, employees, and affiliates may purchase shares. If they will purchase shares in the offering, please confirm, if true, that:
* no offers were made prior to the filing of the registration statement;
* subsequent offers were made only with the prospectus; and
* no funds have or will be committed or paid prior to effectiveness of the registration statement.

Description of Business, page 21

13. We reissue our previous comment 25. Please describe in detail the business development of the company and its Delaware predecessor since inception or at least the past three years as required by Item
101(a) of Regulation S-B. Please also describe how the software was developed and discuss whether the company has exclusive proprietary rights to the software.

14. We reissue in part our previous comment 11. Please describe the principal terms of the agreements between the company and the developers. See Items 101(b)(1) and (7) of Regulation S-B.

15. We reissue our previous comment 14. Please describe how the company sells or markets its products and services. See Item 101(b)(1) and (2) of Regulation S-B. Please reconcile the disclosure in this section with the disclosure in the use of proceeds section.



16. We reissue our previous comment 19. Please include disclosure of the need for any local governmental approval of principal products or services and the effect of existing or probable governmental regulation on the business. See Item 101(b)(8) and (9) of Regulation
S-B.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations For the Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004, page 25

17. The amounts disclosed for general and administrative expense for
September 30, 2005 and 2004 and the amount disclosed as non-cash compensation for September 30, 2005 do not reconcile to the financial statements. Please revise.

Certain Relationships and Related Transactions, page 30

18. In the table, please attribute a specific price per share and date of issuance for each transaction. See Item 404(a) of Regulation
S-B.

19. It is not clear who owned the shares of this company and its Delaware predecessor prior to the issuance of the shares listed in the table. Please clarify. Those persons may be considered as promoters or founders of the company, as defined.

20. We reissue in part our previous comment 22. Please significantly revise this section to give the names of the persons, their relationship to the issuer, nature of the persons` interests in the transactions, and the amount of such interests as required by Item 404(a) of Regulation S-B. For example, please describe their affiliation to Sputnik.

21. Please describe, without copying verbatim from the agreement, the work in which GoPublicToday.com and its affiliates have or will perform for Sputnik. Please include whether any of these companies have assisted or will assist the company in selling or marketing the shares of common stock or in issuing press releases for the company.
Please include all affiliates such as Public Company Management Corporation and all of its lines of business and/or subsidiaries. In addition, please discuss any work in which M&A Capital Advisers, LLC will perform for Sputnik and its affiliates. Please describe all arrangements and agreements in detail including fees, and any preliminary agreements, including the Contract for Services between
GoPublicToday.com and the company. Please describe the "on-going SEC compliance issues" that will be performed by the affiliate of Sputnik.

22. Please disclose whether the 500,000 shares of Sputnik common stock have been issued to GoPublicToday.com.

23. We note the statements in the paragraph of the non-EDGAR copy of the prospectus that begins "I have a note into Penny about this..."
When explaining the services provided by GoPublicToday.com in the business section, distribution section and/or MD&A section, please explain GoPublicToday.com`s involvement in providing the company with the intranets.com service.

24. We do not understand the third-to-last paragraph of this section;
i.e., "none of this obligation is recorded.  However, cost
associated
.... is included in the 2004 statement of operations."  Please reconcile these contradictory statements. Update the disclosure through the latest practicable date.

25. The contract with PMS has not been filed.

26. Please clarify whether Messrs LaDuke and Tyde are the promoters as described in Item 404(d) of Regulation S-B. Identify any other founders or promoters of the company at its inception in 2001.

Executive Compensation, page 32

27. We reissue in part our previous comment 26. Please disclose in a footnote the nature of the non-cash compensation paid to Mr.
LaDuke.

December 31, 2004 Financial Statements

Statements of Operations, page 37

28. We noted your disclosure of non cash stock compensation as a single line item in the statement of operations. Please revise your presentation to either:
* parenthetically note within the appropriate line item, the amount of equity-related charge that is included in that line item and remove the separate classification for the non-cash charge; or
* parenthetically note the amount of the non-cash stock compensation excluded from a particular line item, for example, SG&A (exclusive of non-cash stock compensation, shown below).










Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

General

29. We read your response to comment 30 and your revised disclosure;
however, we do not see how your response adequately addresses our comment. Please revise to disclose your policy for stock compensation issued to both employees and non-employees. Please refer to APB 25 and SFAS 123, as amended by SFAS 148 (employees) and
EITF 96-18 (non-employees), and provide the minimum required disclosures of this guidance. For example, your disclosure indicates that the stock issued to consultants (non-employees) was issued at the fair value of the stock. Your disclosure should indicate how you determined fair valued and identify the methodology and assumptions used in your estimate. Please revise accordingly.

Revenue Recognition, page 40

30. We have read your response to comment 31 and it does not appear to address our comment as it was issued. We noted from review of your website that the company sells software which includes 90 day installation support and a 30 day money back guarantee, hardware, a
"Hotspot Kit" which includes the software, hardware, 90 day installation support and 30 day money back guarantee, a subscription fee agreement in which Sputnik hosts the server control center, training, technical support and configuration support. It does not appear from your response that you addressed the revenue recognition criteria for each of these revenue streams. Specifically, your disclosure should address the criteria for revenue recognition as set forth in SOP 97-2 and SOP 98-9. In your response, please explain how you analyzed the consensus in concluding when revenue from your products and services should be recognized. We may have further comment upon review of your response.

31. We noted from your website that your products have a 30 day money back guarantee. Please explain how the refund rights are accounted for in accordance with SFAS No. 48 and how that impacts your revenue recognition. We may have further comments upon review of your response.

Note 8 - Restatement, page 44

32. It does not appear that our request in comment 37 has been adequately addressed. We noted that the financial statements for the fiscal years ended December 31, 2003 and 2004 have been restated, but there is no description detailing the nature of the errors that have been corrected. Please clarify and revise.
September 30, 2005 Unaudited Interim Financial Statements

General

33. Please revise the interim financial statements to conform to any changes made to the December 31, 2004 financial statements, as necessary.

Part II - Exhibits

34. We note that exhibits 10.2, 10.5 and 10.6 are incomplete. Note that these agreements are required to be filed in their entirety, including all exhibits and attachments, unless such portions of agreements are granted a request for confidential treatment under Rule 406 of Regulation C. Please either submit a request for confidential treatment for such portions of the agreements or refile the agreements in their entirety.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Don Rinehart who supervised the review of your filing, at (202) 551-3235 with any other questions.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Michael Williams
	Fax (813) 832-5284
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David LaDuke
Sputnik, Inc.
December 9, 2005
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